February 3, 2022

VIA EDGAR TRANSMISSION

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Ms. Claire DeLabar Mr. Robert Littlepage Mr. Austin Pattan Ms. Kathleen Krebs

Re:	Direct Digital Holdings, Inc.
Registration Statement on Form S-1 (Registration No. 333-261059)
Withdrawal of Prior Acceleration Request

Ladies and gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on February 2, 2022, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:30 p.m., Eastern Time, on February 3, 2022. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

[Signature Page Follows]

Very truly yours,

THE BENCHMARK COMPANY, LLC

By:	/s/ Michael Jacobs
Name:	Michael Jacobs
Title:	MD/Head of ECM

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	Head of Equity Capital Markets

cc:	Mark D. Walker, Chief Executive Officer, Direct Digital Holdings, Inc.
Susan Echard, Chief Financial Officer, Direct Digital Holdings, Inc.
Phyllis Young, Esq., McGuireWoods LLP Stephen E. Older, Esq., McGuireWoods LLP Rakesh Gopalan, Esq., McGuireWoods LLP
Ben A. Stacke, Esq., Faegre Drinker Biddle & Reath LLP